SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D*
                    Under the Securities Exchange Act of 1934

                          Access Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    00431M209
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Larry N. Feinberg
                            c/o Oracle Partners, L.P.
                         200 Greenwich Avenue, 3rd Floor
                               Greenwich, CT 06830
                                 (203) 862-7900
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Daniel Schloendorn, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                November 13, 2002
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------                    ------------------------------
CUSIP No.      00431M209                          Page 2 of 12 Pages
------------------------------                    ------------------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Oracle Partners, L.P.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY          1,164,500
OWNED BY       -----------------------------------------------------------------
EACH             9    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH           0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      1,164,500
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        1,164,500
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.4%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------                    ------------------------------
CUSIP No.      00431M209                          Page 3 of 12 Pages
------------------------------                    ------------------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Oracle Associates, LLC
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
                 8    SHARED VOTING POWER

                      1,486,400
               -----------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER

                      0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      1,486,400
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        1,486,400
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        10.7%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------                    ------------------------------
CUSIP No.      00431M209                          Page 4 of 12 Pages
------------------------------                    ------------------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Larry N. Feinberg
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      18,300
               -----------------------------------------------------------------
                 8    SHARED VOTING POWER

                      1,954,200
               -----------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER

                      18,300
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      1,954,200
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        1,972,500
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        14.2%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

     This statement on Schedule 13D (this "Schedule 13D") is being filed to report the beneficial ownership of shares of common stock, $0.01 par value ("Common Stock"), of Access Pharmaceuticals, Inc. (the "Company"), and that such beneficial ownership may no longer be deemed to be passive in nature so as to allow filing on a Schedule 13G. This Schedule 13D supercedes the Amendment No. 2 to Schedule 13G filed on August 10, 2001.

Item 1. Security and Issuer.

     The Company's principal executive office is located at 2600 Stemmons Freeway, Suite 176, Dallas, Texas 75207.

Item 2. Identity and Background.

     (a) This Schedule 13D is being filed by:

          (i) Oracle Partners, L.P., a Delaware limited partnership ("Oracle Partners"), with respect to shares of Common Stock directly owned by it;

          (ii) Oracle Associates, LLC, a Delaware limited liability company ("Oracle Associates"), which serves as the general partner of Oracle Partners, and Oracle Institutional Partners, L.P., a Delaware limited partnership ("Oracle Institutional" and together with Oracle Partners, the "Partnerships"), with respect to shares of Common Stock directly owned by Oracle Partners and Oracle Institutional Partners;

          (iii) Mr. Larry N. Feinberg ("Mr. Feinberg"), who serves as the senior managing member of Oracle Associates, is the trustee of The Feinberg Family Foundation (the "Foundation") and is the sole shareholder and president of Oracle Investment Management, Inc., a Delaware corporation (the "Investment Manager"), which serves as investment manager to and has investment discretion over the securities held by (A) SAM Oracle Investments Inc., a British Virgin Islands corporation ("SAM Oracle"), (B) Oracle Offshore Limited, a Cayman Islands corporation (together with SAM Oracle, the "Foreign Funds") and (C) Oracle Management, Inc. Employees Retirement Plan (together with the Foreign Funds, the "Managed Funds"), with respect to the shares of Common Stock directly owned by the Foundation and the shares of Common Stock directly owned by the Partnerships and the Managed Funds, which he may be deemed to beneficially own by virtue of the foregoing relationships.

     Oracle Partners, Oracle Associates and Mr. Feinberg are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The business address of each of the Reporting Persons is 200 Greenwich Avenue, Greenwich, Connecticut, 06830.

     (c) The principal business of Oracle Partners is to invest in securities. The principal business of Oracle Associates is to serve as general partner to and exercise investment discretion over securities held by the Partnerships. The principal business of Mr. Feinberg is to invest in securities through Oracle Associates, the Investment Manager and certain other entities.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Oracle Partners is organized under the laws of the State of Delaware. Oracle Associates is organized under the laws of the State of Delaware. Mr. Feinberg is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     As of the date hereof, Mr. Feinberg may be deemed to beneficially own 1,972,500 shares of the Company's Common Stock (the "Shares"). The Shares are held by the Partnerships, the Managed Funds and the Foundation. Mr. Feinberg has investment discretion over the activities of the Partnerships and the Managed Funds through Oracle Associates and the Investment Manager, respectively, and over the activities of the Foundation as trustee. The Shares were purchased for an aggregate purchase price of $7,552,673.67.

The funds for the purchase of those Shares held in the Partnerships came from capital contributions to the Partnerships by their general and limited partners. The funds for the purchase of those Shares held by the Managed Funds came from capital contributions to the Managed Funds by the investors in such funds. The funds for the purchase of those Shares held by the Foundation came from the Foundation's capital. The Shares were purchased through margin accounts maintained with Morgan Stanley which may extend margin credit to the Reporting Persons or persons under their investment discretion as and when required to open or carry positions in these margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4. Purpose of Transaction.

     The primary interest of the Reporting Persons is to maximize the value of the investment in the Company by the Partnerships, the Managed Funds and the Foundation. In connection therewith, the Reporting Persons are seeking representation on the Board of Directors of the Company (the "Board"). The Reporting Persons have contacted the current members of the Board to request that they appoint Mr. Feinberg or a designee of the Reporting Persons to fill a vacant seat on the Board. Mr. Feinberg may, in the future, seek to continue such Board membership through the stockholder election process.

     In addition, as further detailed in a letter, dated November 13, 2002, from Mr. Feinberg to the Board of Directors, a copy of which is attached hereto as
Exhibit 3, the Reporting Persons believe that the Company's Common Stock remains significantly undervalued. For the reasons set forth therein, the Reporting Persons are urging the Board of Directors to manage the Company's operations in a manner to maximize the value of the Common Stock.

     Furthermore, the Reporting Persons intend to continually review the Company's business affairs, financial position, and future prospects, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation, review, and other factors, the Reporting Persons will continue to consider various alternative courses of action and will in the future take such actions with respect to the investments in the Company by the Partnerships, the Managed Funds and the Foundation as they deem appropriate. Such actions may include, but are not limited to, the following:

     1. Seeking other changes to the Board of Directors and/or management of the Company;

     2. Seeking changes to the Company's charter and bylaws;

     3. Making recommendations to management concerning various business strategies, including mergers, acquisitions, dispositions, recapitalizations, sales or transfers of assets, reorganization, liquidation or other extraordinary transaction; and

     4. Recommending hiring an investment banker to evaluate strategies to enhance shareholder value.

     Such actions may involve the purchase of additional shares of Common Stock and, alternatively, may involve the sale of all or a portion of the Shares in the open market or in privately negotiated transactions to one or more financial or strategic purchasers. As a result of the foregoing, the Reporting Persons' position with respect to the Company may not be considered solely that of passive investors. There can be no assurance, however, that the Reporting Persons will take any of the actions set forth above.

Item 5. Interest in Securities of the Issuer.

(a) & (b) Ownership and power over disposition:
          ------------------------------------

A. Oracle Partners
   ---------------

     (a) Amount beneficially owned: 1,164,500
     (b) Percent of class: 8.4% The percentages used herein and in the rest of this Schedule 13D are calculated based upon a total of 13,890,043 outstanding shares of Common Stock, equal to the sum of (i) 13,160,043 shares of Common Stock outstanding as of August 14, 2002, as reported on the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 and (ii) 730,000 shares of common Stock which would be received upon conversion of 7% Convertible Subordinated Notes, held by Oracle Partners (459,000 shares), Oracle Institutional (127,000 shares), and the Managed Funds (144,000 shares), eligible for conversion on or after September 13, 2001, with a maturity date of September 13, 2005.
     (c) Number of shares as to which such person has:
            (i)     Sole power to vote or direct the vote:  -0-
            (ii)    Shared power to vote or direct the vote:  1,164,500
            (iii)   Sole power to dispose or direct the disposition: -0-
            (iv)    Shared power to dispose or direct the disposition: 1,164,500

B. Oracle Associates
   -----------------

     (a) Amount beneficially owned: 1,486,400
     (b) Percent of class: 10.7%
     (c) Number of shares as to which such person has:
            (i)     Sole power to vote or direct the vote:  -0-
            (ii)   Shared power to vote or direct the vote:  1,486,400
            (iii)  Sole power to dispose or direct the disposition: -0-
            (iv)   Shared power to dispose or direct the disposition: 1,486,400

C. Mr. Feinberg
   ------------

     (a) Amount beneficially owned: 1,972,500
     (b) Percent of class: 14.2%
     (c) Number of shares as to which such person has:
            (i)     Sole power to vote or direct the vote:  18,300
            (ii)    Shared power to vote or direct the vote:  1,954,200
            (iii)   Sole power to dispose or direct the disposition: 18,300
            (iv)    Shared power to dispose or direct the disposition: 1,954,200

     (c) The transactions in the shares of the Common Stock that may be deemed to be beneficially owned by a Reporting Person during the past 60 days are set forth on Exhibit 1 attached hereto. All such transactions were effected in open market purchases.

     (d) If the Reporting Persons were to be deemed a group, each Reporting Person may be deemed to have beneficial ownership over the entire number of shares of Common Stock directly owned by the Partnerships, the Managed Funds and the Foundation. Each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock except to the extent otherwise reported herein. Other than as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, and proceeds from the sale of, securities reported in this Schedule 13D which constitute more than five percent of the total outstanding Common Stock.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer.

     Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

Item 7. Material to be Filed as Exhibits.

     Attached hereto as Exhibit 1 is a description of the transactions in the shares of Common Stock that may be deemed to be beneficially owned by Mr. Feinberg which were effected during the past 60 days.

     Attached hereto as Exhibit 2 is a Joint Filing Agreement by and among the Reporting Persons, dated as of November 13, 2002.

     Attached hereto as Exhibit 3 is a letter from Mr. Larry Feinberg to the Board of Directors of the Company, dated November 13, 2002.

                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: November 13, 2002

                                ORACLE PARTNERS, L.P.

                                By: ORACLE ASSOCIATES, LLC,
                                    general partner


                                By:  /s/ Larry N. Feinberg
                                     -------------------------
                                     Name:   Larry N. Feinberg
                                     Title:  Managing Member


                                ORACLE ASSOCIATES, LLC


                                By:  /s/ Larry N. Feinberg
                                     -------------------------
                                     Name:   Larry N. Feinberg
                                     Title:  Managing Member


                                /s/ Larry N. Feinberg
                                ------------------------------
                                Larry N. Feinberg






                 [SIGNATURE PAGE TO SCHEDULE 13D WITH RESPECT TO
                          ACCESS PHARMACEUTICALS, INC.]